FINANCIAL STATEMENT

Transamerica Financial Advisors, Inc.
Year Ended December 31, 2020
With Report of Independent Registered Public
Accounting Firm
(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-33429

ANNUAL AUDITED
REPORT FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/20   AND ENDING   12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Financial Advisors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway

(No. and Street)

St. Petersburg	FL	33716
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Beitzel   (319) 355-2802

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

1 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Brian J. Beitzel, CFO

Notary Public

Notary: Lori Hach
Commission Expires: 6-16-21

LORI HACH
NOTARIAL SEAL
IOWA
Commission Number 758754
My Comm. Expires 6-16-21

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
( )... (c) Statement of Operations.
( )... (d) Statement of Cash Flows.
( )... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )... (g) Computation of Net Capital.
( )... (h) Statement Regarding SEC Rule 15c3-3
( )... (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (l) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
(X)... (m) An Oath or Affirmation.
( )... (n) A copy of the SIPC Supplemental Report.
( )... (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )... (p) Exemption Report required by SEC Rule 17a-5(d)(1).
(X)... (q) Report of Independent Registered Public Accounting Firm.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TRANSAMERICA FINANCIAL ADVISORS, INC.
FINANCIAL STATEMENT
Year Ended December 31, 2020

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Transamerica Financial Advisors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 31, 2021

We have served as the Company's auditor since 2014.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

TRANSAMERICA FINANCIAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except share data)
December 31, 2020

Assets

Cash and cash equivalents	$	28,873
Restricted cash		250
Commissions receivable		2,850
Commissions receivable affiliated		242
Receivables from clearing broker		1,287
Investments in securities, at fair value		950
Deferred tax asset, net		1,367
Other receivables		5,823
Recoverable from Parent under tax allocation agreement		1,889
Prepaid expenses and other assets		1,428
Total assets	**$**	**44,959**

Liabilities and stockholders' equity

Liabilities

Due to affiliates	$	7,312
Legal fees payable		4,321
Commissions payable		2,140
Unearned Revenue		1,700
Advanced commissions		2,621
Other liabilities		2,916
Total liabilities		**21,010**

Stockholders' equity

Common stock, one dollar par value, 5,000 shares authorized; 1,209 issued and outstanding		2
Additional paid-in capital		27,208
Retained deficit		(3,261)
Total stockholders' equity		**23,949**
Total liabilities and stockholders' equity	**$**	**44,959**

The accompanying notes are an integral part of the financial statement

(Dollars in thousands)

1. Organization

Transamerica Financial Advisors, Inc. (the "Company") is 10.8% owned by Commonwealth General Corporation ("CGC"), 37.6% owned by AEGON Asset Management Service, Inc. ("AAM"), and 51.6% owned by AUSA Holding, LLC ("AUSA"), AUSA is 100% owned by Transamerica Corporation ("Transamerica", the "Parent"). Transamerica, CGC, AUSA, and AAM are indirect wholly owned subsidiaries of AEGON N.V., a public limited liability company organized under Dutch law. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company's registered representatives market financial products for both affiliated and nonaffiliated companies, such as variable annuities, individual retirement accounts, variable life insurance, mutual funds, advisory programs, and certain securities to investors throughout the United States. The Company is a member of the Municipal Securities Rulemaking Board.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and money market funds with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2020, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Restricted Cash

Restricted cash represents special reserve funds for the exclusive benefit of customers required by SEC Rule 15c3-3 and relates to the 15c3-3 (k)(2)(i) exemption the Company claims.

Commissions Receivable

Commissions receivable represents non-affiliated agency checks, 12b-1 fee accruals, mutual fund and insurance product premium time-of-sale commission accruals, individual retirement account ("IRA") time-of-sale and trail accruals, insurance trails, mutual fund time of sale commissions, revenue sharing, and advisory fees earned but not yet received.

Commissions Receivable Affiliated

Commissions receivable affiliated represents 12b-1 fees, insurance trails, and brokerage commission accruals earned but not yet received.

Receivables from Clearing Broker

Receivables from clearing broker are related to cash and cash equivalents held at Pershing LLC, the clearing broker dealer, where the transactions are cleared on a fully disclosed basis.

Investments in Securities at Fair Value

The Company's investments at year-end consist primarily of equity securities, mutual funds, exchange traded funds, and money market funds, which are reported at fair value.

Deferred Tax Asset, net

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted statutory tax rate. Deferred income tax expenses or benefits are based on the changes in the assets and liabilities from period to period.

Other Receivables

The Company's other receivables represent unprocessed suspended transactions, agent debit balances, and advanced commissions.

Prepaid Expenses and Other Assets

Prepaid expenses consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account, errors and omissions insurance, convention costs, as well as prepaid annual FINRA assessments. These assessments and fees and other prepaid expenses are amortized over the term of the coverage period.

Other assets include secured deposits held at Pershing LLC, Broadridge Financial Solutions, and the National Securities Clearing Corporation.

Due to affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, payables associated with sales of insurance products, and other miscellaneous expenses. The Company incurs affiliated interest expenses and revenue on these balances, which is included in part of the settlement. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

Legal Fees Payable

Legal fees payable represents an accrual, which was booked in connection with regulatory matters, legal fees, and other matters.

Commissions Payable

Commissions payable represents 12b-1 fees, insurance, brokerage commissions, and advisory accruals to registered representatives.

Unearned Revenue

Unearned revenue primarily consists of pre-funded FINRA renewal and assessment fees from agents.

Advanced Commissions

Advanced commissions consist of commissions paid to agents in advance.

Other Liabilities

Other liabilities consist of employee accruals, accounts payable, unprocessed cash transactions, unprocessed suspended transactions, agent debit balances, and uncollected outstanding fees.

Current Expected Credit Losses

On January 1, 2020, the Company adopted FASB Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses,* which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.

For financial assets measured at amortized cost basis the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include cash and cash equivalents, restricted cash, commission receivable, receivables from clearing broker, other receivables, and other assets within prepaid expenses and other assets in the statement of financial condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the counterparties, and the Company has had no historical experience of credit loss. As of December 31, 2020, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost would be immaterial and no allowance was recorded.

(Dollars in thousands)

3. Receivable from Contracts with Customers

Distribution Fees Receivable

The beginning receivable balance related to distribution fees was $6,493, whereas the December 31, 2020 ending balance of $8,327 was reflected under commissions receivable, receivables from clearing broker, agent notes receivable, commissions receivable affiliated, and other receivables on the Statement of Financial Condition.

Advisory Fees Receivable

The beginning receivable balance related to advisory fees was $1,714, whereas the December 31, 2020 ending balance of $1,476 was reflected under commissions receivable on the Statement of Financial Condition.

Administrative Advisory Fees Receivable

The beginning and ending receivable balances related to administrative advisory fees were zero for 2020.

Agent Affiliation Fees Receivable

The beginning and ending receivable balances in 2020 related to agent affiliation fees were zero.

Event Sponsorships Receivable

The beginning and ending receivable balance related to event sponsorships were zero for 2020.

Revenue Sharing Receivable

The beginning receivable balance related to revenue sharing was $198, whereas the December 31, 2020 ending balance of $399 was reflected under commissions receivable on the Statement of Financial Condition.

4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1*. Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

(Dollars in thousands)

- *Level 2*. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3*. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2020:

	December 31, 2020			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Mutual funds (a)(c)	$ 36	$ -	$ -	$ 36
Equity securities (b)(c)	290	-	-	290
Money market funds (c)(d)	6,588	-	-	6,588
Total assets	**$ 6,914**	**$ -**	**$ -**	**$ 6,914**

(a) Mutual funds are carried at the daily close price.
(b) These investments are valued based on daily market close price of the underlying securities held in each account.
(c) These investments are included as investments in securities on the Statement of Financial Condition.
(d) Cash equivalents of $6,588 are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above table.

The following table presents fair value of the Company's money market funds and the related redemption requirements at December 31, 2020:

	Fair Value	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Money market funds	$ 6,588	$ -	any dealing day	0 days
Total	**$ 6,588**			

(Dollars in thousands)

5. Income Taxes

At December 31, 2020, the Company recorded deferred tax assets of $1,367 which consist of restitution, compensation, and benefit accruals.

The Company's reported income taxes differ from the expected amount based on federal statutory rates as follows for year ended December 31, 2020:

The Company settles all accrued income taxes that are not cash settled under the tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

	2020			
	AAM	**AUSA**	**CGC**	**Total**
Federal	$ 1	$ 2	$ -	$ 3
State	4	6	1	11
Total contribution (dividend)	**$ 5**	**$ 8**	**$ 1**	**$ 14**

The Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return.

The amount of interest and penalties accrued on the balance sheet as income taxes includes the following:

	Interest	**Penalties**	**Total payable (receivable)**
Balance at December 31, 2018	$ 58	$ -	$ 58
Interest expense (benefit)	7	-	7
Penalties expense (benefit)	-	-	-
Balance at December 31, 2019	**$ 65**	**$ -**	**$ 65**

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2017 through 2019 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. A tax return has not yet been filed for 2020.

(Dollars in thousands)

6. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of affiliated and non-affiliated life insurance, annuities, and other investment-related activities. The related accrual as of December 31, 2020 of $242 is reflected as commission receivable affiliated on the Statement of Financial Condition.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. The outstanding payable associated with the cost sharing agreement totaled $722 and is included in due to affiliates on the Statement of Financial Condition.

During 2020, the Company received capital contributions of $5,000 from its Parents. The Company received state tax capital contributions of $11 from its Parents, as well as federal tax capital contributions of $3 from its Parents respectively pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return.

7. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged registered representative misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions, and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2020 for all legal, and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

In December 2020, the Company entered a settlement with FINRA for approximately $8,754. The settlement was comprised of $438 in restitution to mutual fund investors (which amount was paid while the examination was still pending in 2018), $3,595 in restitution to be paid to variable annuity investors, $321 plus interest to be paid to 529 Plan investors, and a fine of $4,400. The fine was paid in 2020 and the outstanding restitution will be paid in the first half of 2021.

As of December 31, 2020, the Company recorded $4,321 for pending legal and regulatory matters in legal fees payable on the Statement of Financial Condition.

8. Guarantees

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2020, unsecured debits totaled $28. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications as

of December 31, 2020. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contract.

9. Subsequent Events

The financial statements are adjusted to reflect events that occurred through 3/31/2021, provided they give evidence of conditions that existed at the balance sheet date.

There is an ongoing examination of the Company by the Securities and Exchange Commission (SEC). The examination relates to numerous issues, including paymaster services provided by an affiliate of the Company. The Company is fully cooperating in the examination.